Zarlink Provides Update on Shareholder Rights Plan

OTTAWA, CANADA, July 29, 2011 – Zarlink Semiconductor Inc. (TSX: ZL) today announced that, further to the press release of Zarlink on July 25, 2011 announcing the adoption of a limited duration shareholder rights plan (the "Rights Plan"), the Toronto Stock Exchange (the “TSX”) determined on July 27, 2011, in accordance with its rules, to defer its consideration of the acceptance for filing of the Rights Plan until the appropriate securities commission has had the opportunity to consider whether it will initiate proceedings under securities laws with respect to the Rights Plan. The deferral does not affect the operation of the Rights Plan which remains effective in accordance with its terms.

The TSX deferral is typical in situations in which a shareholder rights plan can be perceived to have been adopted in response to a take-over bid that has been made or is contemplated or in situations in which a limited duration shareholder rights plan for which shareholder approval will not be sought is adopted. As previously disclosed, the Rights Plan is intended to allow the Board of Directors to effectively enhance shareholder value and to ensure that all shareholders are treated fairly and equally in connection with any take-over bid for Zarlink. To date, no formal take-over bid has been made.

About Zarlink Semiconductor

Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The Company’s core capabilities include timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the applicable regulations of the Canadian Securities Administrators. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; significant fluctuations in foreign exchange rates may adversely impact our results of operations; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com